EXHIBIT 99.2
SHIOPIFY INC.
Annual Meeting of Shareholders
May 27, 2020

Report of Voting Results

Following the annual meeting of shareholders of Shopify Inc. (the "Corporation") held on May 27, 2020 (the "Meeting"), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Corporation were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	184,198,616	99.25%	1,389,410	0.75%
Robert Ashe	183,010,134	98.61%	2,577,892	1.39%
Gail Goodman	185,504,948	99.96%	83,077	0.04%
Colleen Johnston	185,021,854	99.69%	566,171	0.31%
Jeremy Levine	184,995,712	99.68%	592,314	0.32%
John Phillips	184,544,322	99.44%	1,043,704	0.56%

2. Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
197,642,045	99.84%	316,955	0.16%

3. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
179,698,940	96.83%	5,889,186	3.17%

Dated this 27th day of May, 2020.

SHOPIFY INC.

(signed) "Joseph Frasca"

Per:	Joseph Frasca
Chief Legal Officer and Corporate Secretary